[KKR Financial Holdings LLC Letterhead]

March 18, 2009

Via EDGAR

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C.  20549
Mail Stop 4561
Attention:  Mark Webb

Re:	KKR Financial Holdings LLC
Post-Effective Amendments to Forms S-3
Filed March 2 and 3, 2009
File No. 333-143451

Ladies and Gentlemen:

Thank you for your letter dated March 13, 2009 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Post-Effective Amendments to Form S-3 filed on March 2 and 3, 2009 by KKR Financial Holdings LLC (the “Company”).

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold face text.  Our responses follow each comment.

Form S-3 POSASR Legal Opinion

1.                                      Revise to file a legal opinion that covers all of the securities listed on the cover page.  In this regard, the opinion filed only covers common and preferred shares, not the warrants, rights, debt, guarantees, contracts and units.

Response:

Please note that Post-Effective Amendment No. 2 included two legal opinions filed as Exhibit 5.1 and Exhibit 5.2.  These two opinions together cover all of the registered securities.

POSAM Incorporated by Reference, 75

2.                                      Be advised that a request for effectiveness of the Form S-3 cannot be granted until the definitive proxy is filed.

Response:

We acknowledge your comment.  We will notify the Staff when the definitive proxy statement is filed and request effectiveness at that time.

*              *              *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff in its review of our filings or in response to comments on our filings.

We are available to discuss any of our responses at your convenience.  Please do not hesitate to contact the undersigned at 415-315-6540.

Very truly yours,

/s/ ANDREW J. SOSSEN

Andrew J. Sossen